

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 4, 2009

Mark J. Plush
Vice President and Chief Financial Officer
Keithley Instruments, Inc.
28775 Aurora Road
Solon, Ohio 44139

> **Re:** **Keithley Instruments, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed December 15, 2008**
> **Form 10-Q for the quarterly period ended December 31, 2008**
> **Filed February 9, 2009**
> **File No. 001-9965**

Dear Mr. Plush:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Angela J. Crane
                            Accounting Branch Chief